Filed pursuant to Rule 424(b)(3)

Registration No. 333-179460

PROSPECTUS SUPPLEMENT NO. 43
to Prospectus declared
effective on May 10, 2012
(Registration No. 333-179460)
TWIN CITIES POWER HOLDINGS, LLC

This Prospectus Supplement No. 43 supplements our Prospectus declared effective May 10, 2012, as previously supplemented on May 10, 2012, May 16, 2012, May 25, 2012, May 29, 2012, June 1, 2012, June 14, 2012, June 25, 2012, June 29, 2012, July 10, 2012, August 14, 2012, August 31, 2012, September 20, 2012, October 12, 2012, November 2, 2012, November 14, 2012, December 20, 2012, December 31, 2012, January 8, 2013, March 1, 2013, March 18, 2013, March 29, 2013, April 1, 2013, May 2, 2013, May 15, 2013, May 31, 2013, June 10, 2013, June 17, 2013, June 19, 2013, June 20, 2013, August 14, 2013, August 16, 2013, August 26, 2013, September 11, 2013, November 1, 2013, November 14, 2013, December 10, 2013, December 31, 2013, March 17, 2014, March 26, 2014, March 28, 2014, and April 8, 2014 (collectively, the “Prospectus”).

You should read this Prospectus Supplement No. 43 together with the Prospectus.

This Prospectus Supplement No. 43 includes the attached Current Report on Form 8-K of Twin Cities Power Holdings, LLC as filed by us with the Securities and Exchange Commission on May 9, 2014.

The notes can only be purchased by residents of: California, Colorado, Connecticut, Delaware, Florida, Georgia, Illinois, Indiana, Kansas, Michigan, Minnesota, Mississippi, Missouri, New Jersey, New Mexico, New York, Pennsylvania, South Dakota, Texas, Utah, Vermont, and Wisconsin. No offer is made by this prospectus supplement to residents of any other state. See the section of the Prospectus, “Notices to Investors of Certain States and Suitability Standards,” for additional details.

The information contained herein, including the information attached hereto, supplements and supersedes, in part, the information contained in the Prospectus.  This Prospectus Supplement No. 43 should be read in conjunction with the Prospectus, and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 43 supersedes the information contained in the Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement No. 43 is May 9, 2014.

 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported)	April 14, 2014

TWIN CITIES POWER HOLDINGS, LLC
(Exact Name of Registrant as Specified in Charter)

Minnesota	333-179460	27-1658449
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

16233 Kenyon Ave., Suite 210, Lakeville, Minnesota	55044
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code	(952) 241-3103

n/a
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement

On April 14, 2014, Twin Cities Power Holdings, LLC (the “Company”) entered into an Amendment to Corporate Guaranty (the “Amendment”), which amends that certain Corporate Guaranty, dated August 23, 2013, provided by the Company in favor of the Midcontinent Independent System Operator, Inc. to guarantee the obligations of Twin Cities Power, LLC, Summit Energy, LLC and Cygnus Energy Futures, LLC, each of which is a subsidiary of the Company. The Amendment increases the maximum aggregate liability of the Company under such guarantee from $1.5 million to $2 million, plus all costs related to enforcement of the guarantee.

On April 25, 2014, the Company entered into a corporate guaranty (the “Corporate Guaranty”) in favor of Noble Americas Energy Solutions LLC (“Noble”). Pursuant to the Corporate Guaranty, the Company has agreed, among other things, to guarantee, up to a maximum of $1.0 million plus any costs of enforcement or collection, the prompt and complete payment of all amounts owed to Noble by the Company’s indirect, wholly-owned subsidiary, Discount Energy Group, LLC, related to any transactions between Discount Energy Group, LLC and Noble.

The foregoing descriptions of the Amendment and the Corporate Guaranty are qualified in their entirety by reference to the full text of the Amendment and the Corporate Guaranty, respectively, which are attached to this Current Report on Form 8-K as Exhibits 10.1 and 10.2 and are incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

10.1	Amendment to Corporate Guaranty of Twin Cities Power Holdings, LLC in favor of Midcontinent Independent System Operator, Inc., dated April 14, 2014

10.2	Guaranty of Twin Cities Power Holdings, LLC in favor of Noble Americas Energy Solutions LLC, dated April 25, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 9, 2014	By	/s/ Wiley H. Sharp III
Wiley H. Sharp III
	Its	Vice President – Finance and Chief Financial Officer

Exhibit 10.1

Amendment to Corporate Guaranty

This Amendment dated April 14, 2014 (the “Amendment”), hereby amends that certain Corporate Guaranty dated August 23, 2013 (the “Guaranty”) provided by Twin Cities Power Holdings, LLC (“Guarantor”) in favor of the Midcontinent Independent System Operator, Inc. (“MISO”) guaranteeing the obligations of Twin Cities Power, LLC, Summit Energy, LLC and Cygnus Energy Futures, LLC.

WHEREAS, Guarantor hereby desires to amend the Guaranty to increase the amount stated in the Guaranty from $1,500,000 USD to $2,000,000 USD, as more fully described below.

NOW THEREFORE, in consideration of the premises and other good and valuable considerations, the receipt and sufficiency of which are hereby acknowledged, Guarantor agrees as follows:

1.     The last sentence of Section 1 of the Guaranty shall be deleted in its entirety and replaced with the following:

“The maximum aggregate liability of Guarantor under this Guaranty is limited to the amount of $2,000,000 USD (Two Million U.S. Dollars), plus all costs and expenses incurred by Transmission Provider in enforcing this Guaranty against Guarantor and the Agreements against Company (or any of TCP, SE and/or CEF)(including attorneys’ fees).”

2.     Miscellaneous

a)	Except as specifically amended hereby, the Guaranty shall continue in full force and effect and nothing contained herein shall be construed as a waiver or modification of existing rights under the Guaranty, except as such rights are expressly modified hereby. Guarantor hereby ratifies and confirms all of the terms of the Guaranty.

b)	This Amendment shall be governed by and construed in accordance with the laws of the jurisdiction that the Guaranty is governed by and construed in accordance with.

c)	This Amendment may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument.

d)	Unless the context requires otherwise, every reference in the Guaranty to the term “this Agreement” shall be deemed to mean the original Guaranty as amended by this First Amendment. All capitalized terms not expressly defined herein shall have the meaning otherwise ascribed to such term or terms in the Guaranty.

IN WITNESS WHEREOF, the parties have executed this document as of the date specified on the first page hereof.

Twin Cities Power Holdings, LLC

By: /s/ Timothy S. Krieger_______

Name: Timothy S. Krieger_______

Title: President/CEO____________

INDS01 1452043v1

Exhibit 10.2

GUARANTEE

GUARANTEE, dated as of April 25, 2014, by TWIN CITIES POWER HOLDINGS, LLC, a Minnesota limited liability company, ("Guarantor"), in favor of NOBLE AMERICAS ENERGY SOLUTIONS LLC (the "Counterparty").

1.      Guarantee. To induce the Counterparty to enter into transactions (the "Transactions") with DISCOUNT ENERGY GROUP, LLC (“Affiliate”), Guarantor guarantees to the Counterparty and its successors, endorsees and assigns the prompt payment when due, subject to any applicable grace period, of all present and future payment obligations of Affiliate to the Counterparty arising out of Transactions (the "Obligations"). The maximum aggregate liability of Guarantor under the Guarantee is limited to the amount of ONE MILLION U.S. DOLLARS (U.S. $1,000,000.00) plus costs and expenses, including reasonable attorney’s fees, incurred in enforcing this Guarantee against the Guarantor.

2.      Nature of Guarantee. Guarantor’s obligations hereunder shall not be affected by the existence, validity, enforceability, perfection, or extent of any collateral therefor or by any other circumstance relating to the Obligations that might otherwise constitute a legal or equitable discharge of or defense to Guarantor not available to Affiliate. This is a guarantee of payment and not collection. Guarantor agrees that the Counterparty may resort to Guarantor for payment of any of the Obligations whether or not the Counterparty shall have resorted to any collateral therefor or shall have proceeded against Affiliate or any other obligor principally or secondarily obligated with respect to any of the Obligations. The Counterparty shall not be obligated to file any claim relating to the Obligations in the event that Affiliate becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Counterparty to so file shall not affect the Guarantor’s obligations hereunder. If any payment to the Counterparty in respect of any Obligations is rescinded or must otherwise be returned for any reason whatsoever, Guarantor shall remain liable hereunder with respect to such Obligations as if such payment had not been made. Guarantor reserves the right to (a) set-off against any payment owing hereunder any amounts owing by the Counterparty to Affiliate and (b) assert defenses which Affiliate may have to payment of any Obligations other than defenses arising from the bankruptcy or insolvency of Affiliate and other defenses expressly waived hereby.

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3.      Changes in Obligations, Collateral therefor and Agreements Relating thereto; Waiver of Certain Notices. Guarantor agrees that the Counterparty may at any time and from time to time, either before or after the maturity thereof, without notice to or further consent of such Guarantor, extend the time of payment of, exchange or surrender any collateral for, or renew any of the Obligations, and may also make any agreement with Affiliate or with any other party to or person liable on any of the Obligations or interested therein, for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Counterparty and Affiliate or any such other party or person, without in any way impairing or affecting this Guarantee. Guarantor waives notice of the acceptance of this Guarantee and of the Obligations, presentment, demand for payment, notice of dishonor and protest. Without limiting the foregoing, in accordance with Section 2856 of the California Civil Code, Guarantor waives any and all other rights and defenses available to Guarantor by reason of Sections 2787 to 2855, inclusive, 2899 and 3433 of the California Civil Code, including without limitation any and all rights or defenses Guarantor may have by reason of protection afforded to Affiliate with respect to any of the Obligations, or to any other guarantor of any of the Obligations with respect to any of such guarantor’s obligations under its guaranty, in each case pursuant to the laws of the state of California limiting or discharging the Affiliate’s or such guarantor’s obligations.

4.      Expenses. Guarantor agrees to pay on demand all fees and out of pocket expenses (including, without limitation, the reasonably allocated fees of in-house counsel and other reasonable fees of the Counterparty's counsel, and reasonable expenses of each of the foregoing) in any way relating to the enforcement or protection of the rights of the Counterparty hereunder; provided, that Guarantor shall not be liable for any expenses of the Counterparty if no payment under this Guarantee is due.

5.      Subrogation. Upon payment of any of the Obligations, Guarantor shall be subrogated to the rights of the Counterparty against Affiliate with respect to such Obligations, and the Counterparty agrees to take at the Guarantor’s expense such steps as Guarantor may reasonably request to implement such subrogation.

6.      No Waiver; Cumulative Rights. No failure on the part of the Counterparty to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Counterparty of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power. Each and every right, remedy and power hereby granted to the Counterparty or allowed it by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Counterparty at any time or from time to time.

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7.      Assignment. This Guarantee may be freely assigned by Counterparty without the Guarantor’s consent. Neither this Guarantee nor any rights, interests or obligations hereunder may be assigned by the Guarantor to any other person (except by operation of law)

without the prior written consent of the Counterparty.

8.      Notices. All notices or demands on Guarantor shall be deemed effective when received, shall be in writing and shall be delivered by hand or by registered mail, or by facsimile transmission promptly confirmed by registered mail, addressed to Guarantor at:

Twin Cities Power Holdings, LLC

16233 Kenyon Avenue, Suite 210

Lakeville, MN 55044

Attn: Legal

(952) 241-3103

FaxL 952-898-3570

lseverson@twincitiespower.com

or to such other address or fax number as Guarantor shall have notified the Counterparty in a written notice delivered to the Counterparty.

9.      Continuing Guarantee. Subject to the provisions of Section 1 and 10 hereof, this Guarantee shall become and remain in full force and effect and shall be binding on Guarantor, its successors and assigns until all of the Obligations have been satisfied in full.

10.      Termination. Upon not less than thirty (30) days prior written notice thereof to the Counterparty, Guarantor may terminate this Guarantee insofar as it would otherwise relate (but for such termination) to Transactions entered into after the effectiveness of such termination. Such termination shall not affect the obligations hereunder of Guarantor in respect to the Transactions entered into before such effectiveness as to which this Guarantee shall, in all respects, remain in full force and effect.

11.      Governing Law. This Guarantee shall in all respects be governed by and construed in accordance with the laws of the State of California without regard to principles of conflicts of laws.

12.      Execution in Counterparts. This Guarantee may be executed in counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

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13.      Entire Agreement. This Guarantee constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between Guarantor and Counterparty with respect to the subject matter hereof. Neither this Guarantee nor any of the terms hereof may be terminated, amended, supplemented, waived or modified orally, except by an instrument in writing signed by the party against which the enforcement of this termination, amendment or supplement, waiver or modification shall be sought.

IN WITNESS WHEREOF, this Guarantee has been duly executed and delivered by Guarantor to the Counterparty as of the date first above written.

GUARANTOR

TWIN CITIES POWER HOLDINGS, LLC

By:	/s/ Timothy S. Krieger

Printed Name:	Timothy S. Krieger

Title:	President/CEO

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